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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

(FINAL AMENDMENT)

Gateway Bancshares, Inc.
(Name of Subject Company (Issuer))

Gateway Bancshares, Inc.—Issuer
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock
(Title of Class of Securities)

36-7583101
(CUSIP Number of Class of Securities)

Robert Peck
Gateway Bancshares, Inc.
5102 Alabama Highway
P.O. Box 129
Ringgold, Georgia 30736
(706) 965-5500
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Kathryn L. Knudson
M. Todd Wade
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Sixteenth Floor
Atlanta, Georgia 30303
(404) 572-6600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$1,949,200	$158.00

    *
    For purposes of calculating the fee only. This amount assumes the purchase of 110,000 shares of common stock at $17.72 per share.

    **
    Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

        This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by Gateway Bancshares, Inc., a Georgia corporation ("Gateway"), in connection with its tender offer to purchase up to 110,000 shares of its common stock at a price of $17.72 per share, subject to the conditions set forth in the Offer to Purchase, dated April 30, 2003, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

        At midnight, Eastern time, on May 30, 2003, the offer expired pursuant to its terms. A total of 33,350 shares, representing approximately 4.89% of the outstanding shares, were validly tendered and not withdrawn pursuant to the offer. Gateway has accepted for payment all of such shares in exchange for a payment of $17.72 per share.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003

GATEWAY BANCSHARES, INC.
By:	/s/ ROBERT PECK Robert Peck President

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TENDER OFFER STATEMENT
SIGNATURE